Exhibit 99.1

EKSPORT FINANS
NORWAY

PRESS RELEASE

November 11, 2010

Eksportfinans - third quarter 2010:

Increased activity within renewable energy – continued strong results from underlying business

The strong results from underlying business continued into the third quarter, and net interest income amounted to NOK 1.1 billion in the first nine months of 2010. Eksportfinans experiences increased demand for financing from Norwegian companies with international activities. In addition the activity is increasing within the Company's new focus areas renewable energy and environmental-related projects.

- In the third quarter we see the same positive development as in the two previous quarters of 2010. Eksportfinans strives to be a good financial partner for the Norwegian export industry, and we are pleased to see an increased demand for our financing products in general. We also see increased activity within parts of the export industry, says President and CEO Gisele Marchand.

Increased demand for Eksportfinans' products

Eksportfinans still has a solid order book for export loans to be disbursed in the years to come. New disbursements of export related loans were NOK 21.2 billion in the first nine months of 2010, compared with NOK 21.3 billion in the equivalent period in 2009. The volume of export loans outstanding was NOK 92.7 billion at 30 September 2010, compared to NOK 78.1 billion at 30 September 2009, and NOK 81.4 billion at 31 December 2009.

The Norwegian maritime sector is still subject to strong international competition, but a slight improvement in the market situation for this sector is apparent in the first nine months of 2010. Norwegian ship yards have entered into new contracts for approximately NOK 10 billion in the first nine months of 2010, compared to NOK 3 billion in the entire 2009. Eksportfinans has been approached regarding financing of a large part of the new contracts in 2010. In addition, the Company experiences an increased lending volume to Norwegian companies with international activity due to competitive financing terms from Eksportfinans. Eksportfinans also sees demand for financing of renewable energy projects. Among others, loans to Scatec Solar for the financing of solar parks in The Zech Republic were disbursed in the third quarter.

Strong access to funding from the international capital markets

Eksportfinans has good access to funding globally, and during the third quarter the Company issued a new benchmark loan for USD 1.25 million with a 5 year tenor. Demand was strong, and the loan was over-subscribed at the time of issuance. Total new funding at 30 September 2010 amounted to NOK 56.2 million, compared to NOK 43.4 million in the equivalent period in 2009.

Results

Profit from continuing operations was NOK 177 million at 30 September 2010, compared to negative NOK 1.0 billion in the equivalent period in 2009. Net profit ex unrealized effects was NOK 648 million at 30 September 2010, compared to NOK 803 million at the same time in 2009. The uncertainty in the international capital markets has led to relatively high credit spreads in the first nine months of 2010. This has led to high income from liquidity placements. Eksportfinans expects this situation to be temporary.

unrealized effects was NOK 648 million at 30 September 2010, compared to NOK 803 million at the same time in 2009. The uncertainty in the international capital markets has led to relatively high credit spreads in the first nine months of 2010. This has led to high income from liquidity placements. Eksportfinans expects this situation to be temporary. Key figures: September 30, 2010 September 30, 2009 New loans disbursed NOK 21.2 billion NOK 21.3 billion New bond debt issued NOK 56.2 billion NOK 43.4 billion Total assets NOK 232.2 billion NOK 234.3 billion Capital adequacy 14.4% 13.5% Net interest income NOK 1,095 million NOK 1,093 million Total comprehensive income* Result ex unrealized gains/losses on financial instruments NOK 177 million NOK 648 million (NOK 1,029 million) NOK 803 million *Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity. The complete third quarter report for 2010 is available at www.eksportfinans.no For further information, please contact: President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no. Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.